

August 21, 2013

Via Email
Christopher P. Schnittker
Senior Vice President and
 Chief Financial Officer
Echo Therapeutics, Inc.
1628 JFK Blvd, Suite 300
Philadelphia, Pennsylvania 19103

  Re: Echo Therapeutics, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed March 18, 2013
    File No. 001-35218

Dear Mr. Schnittker:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

   After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

Note (4) Intangible Assets, page F-14

1.   We note that your intangible assets of $9.625 million are related to the acquisition of assets from Durham Pharmaceuticals Ltd. in 2007. We also note you have assumed an estimated useful life of 6 years and the related patents expire in 2019. We see your discussion that you will commence amortizing these assets upon revenue generation, which is expected in 2014. Please explain the following:
   - How you concluded that there was no impairment of intangible assets considering your history of losses since inception and the lack of significant revenue generating activities.
   - The developments made or milestones achieved related to these intangible assets since their acquisition, including the status of regulatory approval for the related products. Please also explain how these developments/milestones compare to those in your original plan at the time of acquisition.
   - Why you believe that revenue generation could begin as early as the middle of fiscal 2014.
   - How you considered the guidance in FASB ASC 360-10-35 in assessing the recoverability of these assets.
   - The reason for the reduction in the estimated useful life to 4.5 years at June 30, 2013 and how this was considered in your assessment of recoverability of these assets.

Note (12) Warrants, page F-26

2.   We reference the warrants with a fair value of $4.840 million issued to Montaur discussed in Notes (6) and (12) recorded as deferred financing costs. Please tell us where the amounts are included in your statements of changes in stockholders' equity.

3.   We note that you encouraged certain shareholders to exercise their warrants by reducing the exercise prices. Under this arrangement, 4,548,928 shares of Common Stock were exercised in 2011 and as a result of the reductions in exercise price you recorded $4,559,761 in deemed dividends. Please explain to us your accounting for the reduction in exercise price, citing applicable guidance. Please also clarify where the related amounts are recorded in your financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or me at (202) 551-3676 if you have questions regarding these comments. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief